UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-35109

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Qihoo 360 Technology Co. Ltd.

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3/F, Building #2, 6 Jiuxianqiao Road

Chaoyang District, Beijing 100015

People’s Republic of China

(86-10) 5878-1000

(Address of principal executive offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨____________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu
Name:	Alex Zuoli Xu
Title:	Co-Chief Financial Officer

Date: November 25, 2014

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release